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                                   APPENDIX G
       RECOMMENDATION OF THE RESTRICTED COMMITTEE AND NOTEHOLDER ADVISORS

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                                              [LETTERHEAD OF BINGHAM McCUTCHEN]

                                  APPENDIX G
       RECOMMENDATION OF THE RESTRICTED COMMITTEE AND NOTEHOLDER ADVISORS

Bingham McCutchen LLP
     One State Street
         Hartford, CT
           06103-3178

         860.240.2700
     860.240.2800 fax

          bingham.com

               Boston
             Hartford
               London
          Los Angeles
             New York
        San Francisco
       Silicon Valley
            Singapore
         Walnut Creek
           Washington


January 15, 2003

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED ("CCAA")

And in the Matter of a Plan of Compromise or Arrangement of AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., Metronet Fiber Washington Inc., and Netcom Canada Inc. (collectively, the "Debtors")

              (ONTARIO SUPERIOR COURT OF JUSTICE, COMMERCIAL LIST)
                           (COURT FILE NO: 02-CL-4715)

To: The holders of public debt securities issued by AT&T Canada Inc. (the "NOTEHOLDERS")

     Re: Consolidated Plan of Arrangement and Reorganization

Dear Noteholders:

The undersigned, Bingham McCutchen LLP and Houlihan Lokey Howard & Zukin, respectively, are counsel and financial advisor to an ad hoc committee (the "AD HOC COMMITTEE") comprised of Noteholders holding a majority in an aggregate amount of the outstanding public debt securities (the "NOTES") issued by AT&T Canada Inc. ("ATTC"). Additionally, the Ad Hoc Committee has retained Bennett Jones LLP ("BENNETT") as its Canadian counsel. Certain members (the "RESTRICTED SUBCOMMITTEE") of the Ad Hoc Committee have executed confidentiality agreements with ATTC for the purpose of analyzing various issues related to the financial restructuring of the Debtors. On behalf of the Restricted Subcommittee, the Debtors have asked us to include this letter to Noteholders as part of the materials soliciting votes on the Debtors' Consolidated Plan of Arrangement and Reorganization (the "PLAN").

As you may know, and as more particularly described in the Plan and the accompanying Management Information Circular (the "INFORMATION CIRCULAR"), Affected Creditors (as defined in the Plan), which are comprised largely of Noteholders, will receive the following consideration in exchange for their Affected Claims (i.e., in exchange for your Claims under the Notes):

     o    cash in an aggregate amount of not less than Cdn$200 million; and


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January 15, 2003
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     o    all of the outstanding equity of New AT&T Canada (i.e., reorganized
          AT&T Canada).

Upon emergence from the CCAA process, Affected Creditors will own 100% of the equity of New AT&T Canada, and New AT&T Canada will have at least Cdn$100 million in cash and no long-term debt. See "Description of the Plan of Arrangement and Reorganization" in the Information Circular.

The Plan reflects the agreement reached by ATTC with the Restricted Subcommittee after extensive negotiations and consideration of many complex restructuring issues. The Restricted Subcommittee supports the Plan as a good result for Noteholders under all the circumstances, representing a fair and reasonable compromise of the Notes. In particular, the Restricted Subcommittee believes that the Plan provides Noteholders with a greater recovery than they would receive through a liquidation of the Debtors' assets. ACCORDINGLY, THE RESTRICTED SUBCOMMITTEE RECOMMENDS TO ALL NOTEHOLDERS THAT THEY VOTE TO ACCEPT THE PLAN.

As noted above, this letter accompanies materials pertaining to the Plan, including the Information Circular. The descriptions in this letter are intended as general summaries only and are qualified in their entirety by the discussions in the Information Circular and the actual terms and provisions of the Plan itself. The Information Circular also provides background information about the Debtors, including going concern and liquidation valuations. THE INFORMATION CIRCULAR AND RELATED MATERIALS ARE IMPORTANT DOCUMENTS THAT ARE INTENDED TO ASSIST YOU IN REACHING A DECISION AS TO WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN.

The Restricted Subcommittee encourages you to read the Plan, the Information Circular and the related materials very carefully. If you have a lawyer, we recommend that you speak with him or her to reach an informed decision on how to vote your claim.

Detailed instructions for voting are contained in the "Voting at the Meeting" section of the Information Circular and the voting instructions accompanying the Plan materials.


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January 15, 2003
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Very truly yours,

BINGHAM McCUTCHEN LLP

By  /s/  Evan D. Flaschen
    ________________________________
         Evan D. Flaschen

Counsel for the Ad Hoc Committee



HOULIHAN LOKEY HOWARD & ZUKIN

By  /s/  Jonathan B. Cleveland
    ________________________________
         Jonathan B. Cleveland

Financial Advisor for the Ad Hoc Committee



BENNETT JONES LLP

By  /s/  S. Richard Orzy
    ________________________________
         S. Richard Orzy

Counsel for the Ad Hoc Committee


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